Exhibit 99.1

Guangshen Railway Announces 2011 Interim Results

Net Profit Rises 47.20% to RMB915 million

HONG KONG, Aug. 18, 2011 /PRNewswire-Asia/ --

•	Operating revenues amounted to RMB6,934 million, representing a year-on-year increase of 9.90%.

•	Revenues from passenger transportation rose 10.88% year-on-year to RMB3,908 million.

•	Revenues from freight transportation rose 4.58% year-on-year to RMB643 million.

•	Consolidated profit attributable to equity holders amounted to RMB915 million, a year-on-year increase of 47.20%.

Guangshen Railway Company Limited (“Guangshen Railway” or the “Company”) (HKEx Share Code: 525; SSE Share Code: 601333; American Depositary Shares (“ADS”) Ticket Symbol: GSH) today announced the unaudited interim results of the Company and its subsidiaries (collectively the “Group”) for the six months ended June 30, 2011 (the “Period”).

During the Period, operating revenues of the Company amounted to RMB6,934 million, representing an increase of 9.90% over the corresponding period of the previous year. Profit from operations rose 42.71% year-on-year to RMB1,298 million. Consolidated profit attributable to equity holders amounted to RMB915 million, representing a year-on-year increase of 47.20%. The board of directors of the Company does not recommend the payment of any interim dividend for 2011.

Guangshen Railway said, “In the first half of 2011, China’s economic operation looked sound in general. The construction of high-speed railways continued to enhance capacities of passenger transportation and release capacities of freight transportation of China’s railways, strengthening the overall competitiveness of the railway industry and taking the railway transportation industry to new development horizons. Faced with a relatively stable macro-economic environment and a sound development trend of the industry, the Company continuously stepped up its marketing efforts, timely adjusted the organization of transportation, optimized transportation resources, and actively controlled costs and expenses, thereby achieving safety and stability in its transportation and production, continuous increases in transportation revenues, and a steady improvement in profitability.”

During the Period, passenger delivery volume of the Company was 45,437,600, a year-on-year increase of 6.11%. Revenue from passenger transportation rose 10.88% year-on-year to RMB3,908 million. Of such amount, the passenger delivery volumes of Guangzhou-Shenzhen inter-city trains, Hong Kong Through Trains and long-distance trains amounted to 19,419,100, 1,755,800 and 24,262,700 respectively, representing year-on-year increases of 7.23%, 17.82% and 4.48% respectively, thereby realizing revenues of RMB1,292 million, RMB219 million and RMB2,397 million respectively, representing year-on-year increases of 15.74%, 12.23% and 8.31% respectively.

Both passenger delivery volume and revenue of Guangzhou-Shenzhen inter-city trains increased, mainly because the volume of business, tourist and labour force passengers travelling between the inland and the Pearl River Delta region increased thanks to a steady and relatively fast growth of China’s macro-economy, especially the economy of Pearl River Delta region. A portion of passenger flows for highways was transferred to railway transportation as a result of an increase in travelling costs for highway transportation. In addition, the Company increased the number of Guangzhou-Shenzhen inter-city trains stopped at Guangzhou Railway Station which attracted certain transfer passengers; and transportation income increased also owning to the RMB5 ticket price increase on Guangzhou-Shenzhen inter-city trains.

In respect of long-distance trains, both passenger delivery volume and revenue rose, mainly because the Company adjusted the operation schedule of the trains within its jurisdiction and increased 5 pairs of long-distance trains, leading to a year-on-year increase in the transportation capacity of long-distance trains; long-distance trains including Guangzhou-Tongren and Guangzhou-Xinyang launched by the Company continued to operate during the Period; and the Shenzhen-Shanghai Expo special trains were adjusted as scheduled long-distance trains.

In respect of Hong Kong Through Trains, both passenger delivery volume and revenue increased, mainly attributable to an increase in passenger volume between the Mainland and Macau and Hong Kong as a result of Hong Kong and Macau being favoured as the destinations for travelling and shopping by domestic residents.

During the Period, revenues from freight transportation of the Company increased 4.58% year-on-year to RMB643 million mainly due to an increase in the volume of imported coal, coke and refined oil products delivered by the Company. Meanwhile, since 1 April 2011, the nationwide railway freight transportation tariff was raised RMB0.20 cent per tone-kilometer, which also contributed to an increase in revenue on freight transportation.

Revenue from railway network usage and other transportation services rose 9.47% year-on-year, mainly because the services provided by the Company to other railway lines increased.

Looking forward to the Company’s development in the second half of 2011, the Company said, “Although there remains numerous uncertainties during the process of the global economic recovery and China’s economic operation, China’s economy is expected to continue a steady and relatively fast development. In addition, the railway transportation industry will achieve continued improvements on its passenger and freight transportation capacities and competitiveness given the push of the high-speed railway. The 26th Summer Universiade held in August in Shenzhen City will bring to the Company’s passenger transportation business an opportunity of growth. The Company will capitalize on market opportunities; strive to improve its transportation efficiency and capacity; continuously intensify its safety infrastructure construction; endeavor to develop new growth points of passenger volume on Guangzhou-Shenzhen inter-city trains; strive to operate more long-distance trains with profitability; and push forward the logistics development, market promotion and contract-out of railway goods depot, with a view to enhancing the harmonious development of the Company.”

Guangshen Railway Company Limited was established in 1996. The H shares and ADS issued by the Company were listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange respectively in May 1996. The Company is currently the only PRC railway enterprise with its shares listed overseas. In December 2006, the Company returned to the A share market and successfully listed its shares on the Shanghai Stock Exchange. The Company holds the sole operating rights of Guangshen Railway, one of the most modern railways in the PRC. The Company is mainly engaged in railway passenger and freight transportation businesses between Shenzhen, Guangzhou and Pingshi, long-distance passenger transportation services, and the Canton-Kowloon Through Train passenger transportation service in cooperation with MTR Corporation Limited in Hong Kong. As at June 30, 2011, the Company operated 231 pairs of passenger trains in accordance with its daily train schedules, including 110 pairs of Guangzhou-Shenzhen inter-city trains, 108 pairs of long-distance trains, and 13 pairs of Hong Kong through-trains (11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Train and 1 pair of Beijing (Shanghai)-Kowloon Through Train).

Enclosed: Condensed Consolidated Interim Comprehensive Income Statement (unaudited)

http://www.prnasia.com/sa/attachment/2011/08/20110818699908.pdf

For further information, please contact:

Mr. Guo Xiangdong / Ms. Grace Deng Guangshen Railway Company Limited Tel: (86755) 2558 7920 / 2558 8146 Fax: (86755) 2559 1480 Email: irm@gsrc.com	Ms. Leona Zeng / Ms. Christy Lai Rikes Hill & Knowlton Limited Tel: (852) 2520 2201 Fax: (852) 2520 2241 Email: leona.zeng@rikes.hillandknowlton.com christy.lai@rikes.hillandknowlton.com